February 9, 2005

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn: Mr. Patrick N. Enunwaonye

Re:	hi/fn, inc.
Form 10-K for the fiscal year ended September 30, 2004
SEC File No. 000-24765

Dear Division of Corporation Finance:

        The following comprises the Company’s responses to comments dated January 14, 2005 by the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s annual report on Form 10-K for the fiscal year ended September 30, 2004. Each of the Staff’s comments has been reproduced in italics for convenience of reference. The Company’s response appears in normal typeface following each comment.

        Capitalized terms used but not defined herein have the meanings given to them in the Form 10-K. Page number references in the Company’s responses are to pages of the Form 10-K.

January 14, 2005 Staff Comments

Form 10-K

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations – Page 17

Critical Accounting Policies – Page 19

1.	We see your critical accounting policy regarding revenue recognition. However, the disclosure merely repeats the policies from your significant accounting policies footnote with little elaboration. Please expand in future filings to describe the specific factors that in your view make it critical. Discuss the nature of estimates and uncertainties about those estimates inherent to your revenue recognition policy, including how you make those estimates. Discuss how different assumptions, methods or conditions might affect your financial statements.

Securities and Exchange Commission
February 9, 2005

The Company acknowledges the Staff’s comments regarding the Company’s critical accounting policy with respect to revenue recognition. The Company’s future filings of its Annual Report on Form 10-K will include the reasons that the policy is considered critical and expand its discussions regarding estimates and uncertainties and the basis for any such estimates. Furthermore, the Company will include discussion regarding the effect that different assumptions, methods or conditions may have on our financial statements.

Results of Operations

Net Revenue – Page 21

2.	Revise and expand future filings to explain the events and circumstances that caused revenue to increase. For example, discuss whether the increase was attributable to changes in prices, volume, product mix or the introduction of new products or services. For guidance, please see Release No. 33-8350, “Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations” (December 19, 2003).

The Company acknowledges the Staff’s comments and will incorporate in future filings, commencing with its Quarterly Report on Form 10-Q for the period ending December 31, 2004, more detail regarding events and circumstances that cause revenue to increase.

Liquidity and Capital Resources – Page 25

3.	In future filings expand to describe the reasons for the increases and decreases in the various components of working capital cited as impacting cash flow from operations. In general, when you describe the effects of changes in working capital on cash flow from operations, the reasons for these changes should also be described.

The Company acknowledges the Staff’s comments and will incorporate in future filings, commencing with its Quarterly Report on Form 10-Q for the period ended December 31, 2004, more detailed descriptions of the reasons for increases and decreases in the various components of working capital and other cash flow components.

4.	As a related matter, we note the significant inventory and accounts receivable balances at September 30, 2004. Please discuss these balances and their related turnover/collection rates on a comparative basis and the reasons for the significant increases in the current year. Also, explain the basis of your conclusions regarding the recoverability of inventory and accounts receivable as of the most recent balance sheet date.

Securities and Exchange Commission
February 9, 2005

Inventory – Year-End Balance: The Company’s inventory balance at September 30, 2004 reflects an increase of $1.7 million over the inventory balance as of September 30, 2003. The components of net inventory are as follows:

	September 30,
	2004	2003
Original inventory cost	$4,244,000	$3,108,000
Write-down for excess inventory	(2,193,000)	(2,753,000)

Net inventory	$2,051,000	$355,000

Each period, we compare the units in our ending inventory to forecast sales for the following twelve (12) months. These forecasts are prepared by our sales department and reviewed for reasonableness through comparisons to our historical sales and current customer orders. Once excess inventory is written off, it is not revalued. Our gross margin benefits from the sales of written down inventory and its impact is disclosed in MD&A in periods where any such benefits are realized.

The lead-time for product orders with our manufacturers range from 20 to 23 weeks. The Company determines purchase quantities based upon backlog orders as well as forecasts provided by customers. The long lead-time, coupled with minimum order quantities, results in fluctuations in inventory balances, depending upon the scheduled delivery dates from the manufacturers and to customers. Additionally, also contributing to the increase in the inventory balance year over year were products that were introduced in late fiscal 2003 and in fiscal 2004 or for which customer production is increasing, accounting for approximately $1.1 million of net inventory at September 30, 2004.

The inventory turnover rates, calculated on a year-over-year basis, were 9.5 times in fiscal 2004 and 11.5 times in fiscal 2003. As of September 30, 2004, the Company had 1.3 inventory months-on-hand. Based upon the Company’s analysis and excess and obsolete inventory provision as of September 30, 2004, it is the Company’s opinion that there is minimal risk, if any, that the inventory would be subject to additional excess and obsolete inventory provision requirements.

Accounts Receivable – Year-End Balance: The Company’s accounts receivable balance at September 30, 2004 of $5.7 million reflects an increase of $2.9 million over the accounts receivable balance as of September 30, 2003.

This increase is primarily a result of increased revenues. The comparative days sales outstanding, year-over-year, remains relatively flat at 49 and 48 days, for fiscal years 2004 and 2003, respectively. The Company’s standard terms are net thirty days and the outstanding receivable balance at the end of each respective period is primarily comprised of billings during the last month of the quarter.

Securities and Exchange Commission
February 9, 2005

We supplementally advise the Staff that our customers are comprised of very large companies with strong financial positions who, in the past, have made timely payments. To date, substantially all of the balances outstanding at September 30, 2004 have been collected.

Financial Statements

Note 2. Summary of Significant Accounting Principles and Policies – Page 44

Revenue Recognition – Page 46

5.	Explain the nature of any installation or post shipment obligations and how they affect your revenue recognition. Are sales subject to customer acceptance provisions? If so, how does this impact revenue recognition on sales? In this regard, we see that “evaluation boards” are offered to customers. Supplementally explain your accounting and presentation of these demonstration systems. Tell us how you determine inventory impairment. We may have additional comments after reviewing your response.

Our revenues are derived from the sale of both hardware and software. We supplementally advise the Staff that our standard terms of sale do not include any customer acceptance provisions and that our hardware products do not require any installation or include any post shipment obligations. We also advise the Staff that our software products do not include any customer acceptance clauses and the only post shipment obligation is post-contract support (“PCS”). A more detailed discussion regarding the nature of our products is included in our response to your comment # 6.

Prior to purchasing the Company’s hardware processors, potential customers evaluate our product and, if feasibility is determined, subsequently design our processors into their end products. Customers may purchase software design kits (“SDK”s) from the Company for use in their evaluation and/or design. While the purchase of an SDK is optional, most customers purchase them in order to expedite the evaluation and design processes. Customers who obtain SDKs from the Company are also provided evaluation boards. No revenue is recognized until the SDK and evaluation boards are delivered. SDKs also include twelve months of PCS. As there is no vendor specific objective evidence of the fair value of the support and since the support period is only for a period of twelve months, all revenue related to the sale of SDKs and related evaluation boards are recognized ratably over the service period as software revenues.

In addition to providing evaluation boards with SDKs, the Company utilizes evaluation boards for our own testing and demonstration purposes. The Company’s policy is to expense evaluation boards at the time of purchase and, accordingly, they are not carried as inventory and are not subject to inventory impairment. Revenue related to the sale of SDKs was approximately $147,000, $354,000 and $273,000 for the years ended September 30, 2004, 2003 and 2002, respectively.

Securities and Exchange Commission
February 9, 2005

6.	Supplementally and in detail, explain the nature of your product or products. Do you sell hardware and software separately or together? If together, how do you allocate revenue to these elements? Are customers provided with a right to receive additional software products free or at a reduced price? Does your fee also cover PCS or other service elements?

The accounting for SDKs is discussed in the Company’s response to comment #5 above.

The Company’s primary product lines are of two general categories: hardware (processors) and product software. These products are sold separately. A discussion of the nature of the products and the related accounting considerations is as follows:

Processors: The Company’s processor customers are original equipment manufacturers who purchase our processors for integration into their end product. A customer or a distributor initiates the purchase cycle with the submission of a purchase order. Delivery is made either directly to the customer or to its manufacturing subcontractor who assembles their end products. Revenues and the related cost of sales from distributor purchases are deferred until the units are sold to the end customer as these distributors have a right to return unsold products and the Company is not able to reasonably estimate these returns. Hifn does not have any formal acceptance provisions with its direct customers. Processor purchases are stand-alone in nature. In other words, there are no associated software, installation or post shipment obligations associated with purchases of the processors. Software and hardware are sold separately.

Product Software: The Company sells software that its customers integrate into their own products in object code format. License agreements are as follows:

Annual licenses include a license fee for a term, generally one year, and include rights to unspecified future upgrades, when and if available, and PCS during the term of the agreement. The license to use the software and PCS are renewable annually at a stated renewal rate. Due to the short term of the agreements, the license fees related to these arrangements are recognized ratably over the term of the agreement in accordance with TPA 5100.53.

Perpetual licenses typically include a license fee for the software and PCS, generally for a period of one year from the date of purchase of the software. The customer has the option to purchase PCS for subsequent years at the price stated in the license agreement. The consideration paid is allocated between the license fee, which is recognized immediately, and the related PCS, which is recognized ratably over the period in which PCS is provided based on the stated renewal rate. In these arrangements, the Company does not provide its customers with a right to receive additional product software free or at a reduced price.

7.	With respect to contract revenue, please tell us more about your licensing and engineering services arrangements. Describe the significant terms of typical arrangements in sufficient detail so that we can understand the basis for your policies. Revise future filings to explain your revenue recognition, referencing accounting guidance is not sufficient.

Securities and Exchange Commission
February 9, 2005

In the last three years, the Company entered into two arrangements, with an aggregate contract value of $275,000, which involved the code customization for customers. In both instances, the relevant arrangements outlined the customization work to be done, defined milestone metrics and set the fee for such services. As the work involved modification and customization the Company applied the guidance in accordance with Statement of Position 97-2, “Software Revenue Recognition,” paragraph 74. This guidance requires that in cases where it is determined that significant production, modification or customization is required by the arrangement, the guidance in Accounting Research Bulletin No. 45, “Long-Term Construction-Type Contracts,” or Statement of Position 81-1 (“SOP 81-1”), “Accounting for Performance of Construction-Type and Certain Production-Type Contracts,” be applied.

Revenue on contract arrangements to modify and customize code based upon the client’s specifications is recognized on a percentage-of-completion basis in accordance with SOP 81-1. The percentage of completion is determined based upon actual cost of labor performed to date compared with the estimated total cost of labor for the arrangement. Estimates of total contract revenues and costs are monitored during the term of the contract. In the arrangements mentioned above, given the short time frame of the development services, percentage-of-completion approximated milestone measures. Accordingly, revenue was recognized upon milestone delivery. The Company does not enter into these arrangements as a standard practice but may do so from time to time depending upon customer demand and the Company’s ability to perform and deliver the work.

Note 8 – Stock Options and Employee Benefits – Page 53

Voluntary Stock Option Exchange – Page 53

8.	Supplementally tell us your accounting for the canceling of stock options and issuing new option awards in June 2002. Clarify what you mean by “the voluntary stock exchange was accounted for as a modification of stock option award for purposes of the fair value disclosures.” Refer to FIN 44 and EITF 00-23 in your response.

In November 2001, the Company effected a stock option exchange resulting in the cancellation of options surrendered by employees participating in the exchange, and the subsequent issuance, six months and a day after the cancellation date, of new options in exchange for the surrendered options. The number of shares granted in the exchange was determined based upon the exchange ratio as defined in the exchange terms. The exercise price of the new options was equal to the fair market value of the Company’s common stock on the date of grant. The Company treated the exchange in accordance with EITF 00-23 Issue 36(c), which states that in circumstances where an employer offers to cancel an existing fixed stock option award and grant a new option award more than six months after the cancellation date with an exercise price equal to the then market value of the underlying stock, the six-month safe harbor provided by FIN 44 supports a conclusion that the employer has offered to cancel an option award and has not offered to reprice the award. Also, because the exercise price of the replacement award is based on the market price of the stock beyond six months after the cancellation, fixed accounting continues to apply to all

Securities and Exchange Commission
February 9, 2005

awards subject to the offer. Accordingly, with the exception of recognizing as expense at the time of cancellation the unamortized portion of deferred compensation related to canceled options, no accounting consequence resulted from the exchange.

For purposes of the fair value disclosures included in the footnotes to the financial statements, the Company believes the appropriate guidance is in FAS 123 as guidance in FIN 44 and EITF 00-23 Issue 36(c) applies only to grants accounted for under APB 25. Paragraph 35 of FAS 123 states the following:

“A modification of the terms of an award that makes it more valuable shall be treated as an exchange of the original award for a new award. In substance, the entity repurchases the original instrument by issuing a new instrument of greater value, incurring additional compensation costs for that incremental value.”

Accordingly, for purposes of determining the fair value disclosures, the voluntary stock exchange was not considered a cancellation and re-issuance, but rather a modification (i.e. an exchange) of the awards.

Note 10. Segment and Geographic Information – Page 57

9.	SFAS 131 requires disclosure of long-lived assets by geographic area. This disclosure should present tangible assets only and should not include intangibles or investments. See question 22 in the FASB Staff Implementation Guide to Statement 133. Revise future filings as necessary.

The Company acknowledges the Staff’s recommendation to include disclosure regarding long-lived assets by geographic area. The Company will include such disclosure in future filings, commencing with its Quarterly Report on Form 10-Q for the period ended December 31, 2004.

Note 11 – Commitments and Contingencies — Page 58

Guarantees — Page 58

10.	We note that you offer warranties and indemnity provisions in agreements with customers. Please revise future filings to provide the disclosures required by paragraphs 13 and 14 of FIN 45 or explain why you do not consider additional disclosures to be necessary. If you believe that the amounts are not material, provide supplemental support for your conclusion.

INDEMNIFICATION: Paragraph 13 of FIN 45 addresses the disclosures required related to indemnification obligations of a guarantor. The statement states the following:

Securities and Exchange Commission
February 9, 2005

“A guarantor shall disclose the following information about each guarantee, or each group of similar guarantees, even if the likelihood of the guarantor’s having to make any payments under the guarantee is remote, except as provided in paragraph 14 with respect to the disclosure specified in paragraph 13(b):

a.	The nature of the guarantee, including the approximate term of the guarantee, how the guarantee arose, and the events or circumstances that would require the guarantor to perform under the guarantee.

b.	The maximum potential amount of future payments (undiscounted) the guarantor could be required to make under the guarantee. That maximum potential amount of future payments shall not be reduced by the effect of any amounts that may possibly be recovered under recourse or collateralization provisions in the guarantee (which are addressed under (d) below). If the terms of the guarantee provide for no limitation to the maximum potential future payments under the guarantee, that fact shall be disclosed. If the guarantor is unable to develop an estimate of the maximum potential amount of future payments under its guarantee, the guarantor shall disclose the reasons why it cannot estimate the maximum potential amount. (Refer to the following paragraph for an exception to the requirements of this subparagraph.)

c.	The current carrying amount of the liability, if any, for the guarantor’s obligations under the guarantee (including the amount, if any, recognized under paragraph 8 of Statement 5), regardless of whether the guarantee is freestanding or embedded in another contract.

d.	The nature of (1) any recourse provisions that would enable the guarantor to recover from third parties any of the amounts paid under the guarantee and (2) any assets held either as collateral or by third parties that, upon the occurrence of any triggering event or condition under the guarantee, the guarantor can obtain and liquidate to recover all or a portion of the amounts paid under the guarantee. The guarantor shall indicate, if estimable, the approximate extent to which the proceeds from liquidation of those assets would be expected to cover the maximum potential amount of future payments under the guarantee.”

We respectfully advise the Staff that the Company believes all the required disclosures of paragraph 13 of FIN 45 have been made. The Company’s disclosure relating to indemnification obligations will be modified to reflect, as an addition to its existing disclosure, the underlined statement in the following paragraph:

The Company enters into standard indemnification agreements in the ordinary course of business. Pursuant to these agreements, the Company indemnifies, holds harmless, and agrees to reimburse the indemnified party, generally business partners or customers, for losses suffered or incurred in connection with patent, copyright or other intellectual property infringement claims by any third party with respect to the Company’s products. The term of these indemnification agreements is generally perpetual, effective after execution of the agreement. The maximum potential amount of future payments the Company could be required to make under these indemnification agreements is unlimited. To date, the Company has not incurred costs to defend

Securities and Exchange Commission
February 9, 2005

lawsuits or settle claims related to these indemnification agreements. Accordingly, the Company has not recorded any liabilities for these agreements as of September 30, 2004. However, the Company may, in the future, record charges related to indemnification obligations and, depending upon the nature of any such lawsuit or claim, the estimated fair value of such indemnification obligations may be material.

WARRANTIES:
We supplementally advise the Staff that warranty expenses for the past two years have been immaterial, totaling $3,500 and $9,800 for fiscal years 2004 and 2003, respectively. Accordingly, the Company has not established a warranty reserve. In accordance with the requirements of paragraph 14 of FIN 45, the Company’s disclosure relating to indemnification obligations will be modified to reflect, as an addition to its existing disclosure, the underlined statement in the following paragraph:

The Company warrants that its hardware products are free from defects in material and workmanship under normal use and service and that its hardware and software products will perform in all material respects in accordance with the standard published specifications in effect at the time of delivery of the licensed products to the customer. The warranty periods generally range from three months to one year. Additionally, the Company warrants that its maintenance services will be performed consistent with generally accepted industry standards through completion of the agreed upon services. The Company’s policy is to provide for the estimated cost of product and service warranties based on specific warranty claims and claim history as a charge to cost of revenues. To date, the Company has not incurred significant expense under its product or service warranties. As a result, the Company has not recorded an accrual related to product or warranty services as of September 30, 2004. The Company assesses the need for a warranty accrual every quarter. There is no assurance that a warranty accrual will not be necessary in the future.

        The Company and its management acknowledge that (1) it is responsible for the adequacy and accuracy of disclosures in the Company’s filings; (2) the Staff’s comments or changes to disclosures in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and (3) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission
February 9, 2005

        Please contact either the undersigned at tel: (408) 399-3537, fax: (408) 399-3509, or Eric Finseth or Nate Gallon of Wilson Sonsini Goodrich & Rosati, P.C. at tel: (650) 320-4838 (for Mr. Finseth) or (650) 565-3591 (for Mr. Gallon) and fax: (650) 493-6811, with any questions.

Sincerely, HIFN, INC. /s/ William R. Walker William R. Walker, Chief Financial Officer